UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934





                              Bridge Bancorp, Inc.
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                                (Name of Issuer)



                           Common Stock, no Par Value
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                         (Title of Class of Securities)




                                    10835106
            --------------------------------------------------------
                                 (CUSIP Number)




                              Dennis J. Block, Esq.
                          Cadwalader, Wickersham & Taft
                           One World Financial Center
                               New York, NY 10281
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)




                                   January 4, 2008
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO. 10835106                                     PAGE 2 OF 5 PAGES
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1       NAMES OF REPORTING PERSONS
        Patrick E. Malloy

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|X|

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3       SEC USE ONLY

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4       SOURCE OF FUNDS

        OO
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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

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                        7       SOLE VOTING POWER

                                322,923
                        --------------------------------------------------------
      NUMBER OF         8       SHARED VOTING POWER
        SHARES
     BENEFICIALLY               0
       OWNED BY         --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                  322,923
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER


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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           322,923

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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.28%

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14        TYPE OF REPORTING PERSON
          IN

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


Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Bridge Bancorp, Inc., a New York corporation (the "Company"). The address of the principal executive offices of the Company is 2200 Montauk Highway, Bridgehampton, New York 11932.

Item 2. Identity and Background

This statement is being filed by Patrick E. Malloy (the "Reporting Person"). The business address of the Reporting Person is Bay Street at the Waterfront, Sag Harbor, NY 11963. The Reporting Person's present principal occupation is President of Malloy Enterprises, Inc., which specializes in real estate and other investments. During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 322,923 shares of Common Stock purchased by Reporting Person was $6,422,990.59. The funds used by the Reporting Person to purchase the Common Stock of the Company were derived from borrowing through personal funds.

Item 4. Purpose of  the Transaction.

The Reporting Person acquired the Common Stock for investment purposes because he believes that the Common Stock is undervalued in the market place and represents an attractive investment opportunity. The Reporting Person has had, and intends to continue to have, conversations with the Company's Chief Executive Officer, and may have conversations with other members of management and the board of directors, regarding the Company, its business, its prospects and possible strategies to enhance shareholder value, which may include, among other things, ideas and strategies to improve the Company's financial performance and to grow and broaden the Company's competitive position. The Reporting Person also intends to discuss these matters with other shareholders and market participants. Depending on the Company's response to the Reporting Persons' suggestions and views regarding the company, the Reporting Person may consider engaging in a proxy contest to attempt to replace one or more members of the Company's board of directors with persons nominated by the Reporting Person.

Except as set forth in the Schedule 13D, the Reporting Person does not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Person intends to review his investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company's financial position and strategic direction, price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Company as he deems appropriate including, but not limited to, purchasing additional Common Stock or selling some or all of his Common Stock in the open market or in privately negotiated transactions or otherwise.

Item 5. Interest in Securities of the Issuer.

According to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as of November 1, 2007, the Company had issued and outstanding 6,110,445 shares of common stock outstanding. The Reporting Person is the beneficial owner of 322,923 shares of Common Stock or 5.28% of the outstanding Common Stock.

The Reporting Person has the sole power to vote, or to direct the vote of 322,923 shares of Common Stock and sole power to dispose of, or to direct the disposition of 322,923 shares of Common Stock.

The following table sets forth all transactions with respect to the Common Stock effected during the past 60 days by the Reporting Person, inclusive of any transactions effected through 4:00 p.m., New York City time, on January 4, 2008. Except as otherwise noted, all such transactions were effected in the open market.

-----------------------------------------------------------------
                                 Price Per
               No. of Shares     Share ($) of    Transaction
Date          of Common Stock    Common Stock    Type
-----------------------------------------------------------------
12/7/07          406             24.55           Purchase
12/11/07         450             24.55           Purchase
12/12/07         1,644           24.55           Purchase
12/21/07         600             24.2            Purchase
12/26/07         2,300           24.66           Purchase
12/31/07         4,500           24.61           Purchase
12/31/07         3,000           24.33           Purchase
12/31/07         1,990           24.22           Purchase
1/2/08           3,200           24.25           Purchase


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                    /s/ Patrick E. Malloy
                                    -------------------------------------------
                                    Patrick E. Malloy

Date: January 4, 2008